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                                                                 File No. 2210-4

                                                                January 13, 2009

VIA FEDEX AND EDGAR

Ms. Jennifer Hardy
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:   WORLD WASTE TECHNOLOGIES, INC.
      AMENDMENT NO. 4 TO PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A FILED DECEMBER 23, 2008
      FILE NO. 001-11476
      FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
      FILED MARCH 31, 2008
      FILE NO. 001-11476

Dear Ms. Hardy:

      On behalf of World Waste Technologies, Inc., a California corporation ("World Waste" or the "Company"), we have enclosed for filing Amendment No. 5 ("Amendment No. 5") to the above referenced Preliminary Proxy Statement on
Schedule 14A (the "Proxy Statement"), that was initially filed with the Securities and Exchange Commission (the "Commission") on August 28, 2008. On a supplemental basis, we have also enclosed a copy of Amendment No. 5 that has been marked to show the changes that have been made to Amendment No. 4 to the Proxy Statement.

      By its letter dated January 2, 2009, the staff of the Commission (the "Staff") provided World Waste with additional comments on the Proxy Statement and on World Waste's Form 10-K and Form 10-Q. We have set forth below the responses of World Waste to the Staff's comments.

                           PRELIMINARY PROXY STATEMENT

Selected Unaudited Pro Forma Combined Financial Information, page 92
--------------------------------------------------------------------

1. We note your response to prior comment 2. Please revise your table as follows:

      o Please separate your table into two sections. The top section should show historical as well as equivalent pro forma per share amounts for World Waste Technologies, Inc. The bottom section should show historical and pro forma share and per share amounts related to the Vertex Energy, LP carve-out entity as well as the pro forma results for the combined entity, which should agree to the amounts included in the pro forma financial information beginning on page F-91;


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Ms. Jennifer Hardy
January 13, 2009
Page 2

      o The top section should include a column next to the World Waste Technologies, Inc. historical column which shows the equivalent pro forma per share data for World Waste Technologies, Inc. This should be computed by taking the per share amounts derived from the pro forma financial information beginning on page F-9 land multiplying by ten; and

      o Please disclose the amount of net assets and net assets per share of the carve-out entity that will be retained by Vertex Energy, LP in a note to the bottom section of the table.

      COMPANY RESPONSE
      ----------------

      As requested, the table has been revised and the additional disclosure has been added.

Financial Statements
Vertex Energy, L.P., page F-3
General

2.    We are still evaluating your response to prior comment 3.

      COMPANY RESPONSE
      ----------------

      Noted.

Vertex Energy. Inc., page F-36
Note 7. Subsequent Events, page F-43

3. Your disclosures indicate that the reverse stock split was effected by Vertex Energy, L.P. instead of Vertex Energy, Inc. Please revise your disclosure as necessary. Please also clarify in Note 1 to the financial statements that Vertex Energy, Inc. is also known as Vertex Nevada, if true, given that you refer to Vertex Nevada throughout the filing.

      COMPANY RESPONSE
      ----------------

      As requested, the disclosure has been revised and clarified.




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Ms. Jennifer Hardy
January 13, 2009
Page 3


Unaudited Pro Forma Combined Financial Information. page F-91
-------------------------------------------------------------

4. Please show the pro forma impact of the transfer of assets, liabilities, and operations from the carve-out Vertex Energy, LP entity to Vertex Energy, Inc. separately from the pro forma impact of the merger of Vertex Energy, Inc. with World Waste Technologies, Inc. This may be accomplished by doing the following:

      o The first two columns of the pro forma financial statements should be the historical financial statements of the carve-out Vertex Energy, LP entity and Vertex Energy, Inc. The third column should show adjustments related to the assets, liabilities, and operations which will be retained by Vertex Energy, LP. The fourth column should be a subtotal column which represents the assets, liabilities, and operations which will be transferred to the new combined entity with World Waste Technologies, Inc.; and

      o The fifth column should show the historical results of World Waste Technologies, Inc. which should be followed by an adjustments column to show any pro forma adjustments related to the merger with World Waste Technologies, Inc. The last column should be a total of the fourth and fifth columns.

      COMPANY RESPONSE
      ----------------

      As requested, the pro forma impact of the transfer of assets, liabilities, and operations from the carve-out Vertex Energy, LP entity to Vertex Energy, Inc. has been shown separately from the pro forma impact of the merger of Vertex Energy, Inc. with World Waste.




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Ms. Jennifer Hardy
January 13, 2009
Page 4


5. On page 8 you provided additional disclosures regarding employment agreements that you plan to enter into upon consummation of the merger. Please disclose the nature and terms of these in your pro forma financial information and give pro forma effect to these arrangements in your pro forma financial statements, if applicable.

      COMPANY RESPONSE
      ----------------

      As requested, the nature and terms of the employment have been disclosed in the pro forma financial information. Giving additional pro forma effect to these arrangements is not necessary as they are consistent with the amounts already reflected in World Waste's historical statements of operations.

                 FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007
                 ----------------------------------------------

General
-------

6.    Please address the above comments in your future filings as applicable.

      COMPANY RESPONSE
      ----------------

      Noted.

                FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008
                -------------------------------------------------

General
-------

7.    Please address the above comments in your interim filings as well.

      COMPANY RESPONSE
      ----------------

      Noted.

                                      * * *


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Ms. Jennifer Hardy
January 13, 2009
Page 5


      In addition to effecting the changes discussed above, World Waste has made various other changes and has endeavored to update the information in the Proxy Statement.

      Please direct questions regarding this response letter to the undersigned at 310-789-1255.

                                            Very truly yours,

                                            /s/ Lawrence P. Schnapp

LPS/wp